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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
                                 (RULE 14d-100)
                            ------------------------

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                       LORAL SPACE & COMMUNICATIONS LTD.
                           (NAME OF SUBJECT COMPANY)

                       LORAL SPACE & COMMUNICATIONS LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS(ES) OF SECURITIES)

                                   G56462107
                   (CUSIP NUMBER OF CLASS(ES) OF SECURITIES)

                                    AVI KATZ
                       LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                   COPIES TO:
                                 BRUCE R. KRAUS
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000
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                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE:
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
                    $238,797,443(1)                                              $47,760
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

(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 13,497,863 shares of 6% Series C Convertible Redeemable Preferred Stock outstanding as of December 31, 2000, (b) the exchange ratio of 4.1 shares of Common Stock, par value $.01 each, of Loral Space and Communications Ltd. for each share of 6% Series C Convertible Redeemable Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of February 21, 2001, on the New York Stock Exchange.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       AMOUNT PREVIOUSLY PAID: $47,760         FILING PARTY: LORAL SPACE & COMMUNICATIONS
    FORM OR REGISTRATION NO.: SCHEDULE TO                         LTD.
                                                      DATE FILED: FEBRUARY 22, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e3.

[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on February 22, 2001, relating to our exchange offer (the "Exchange Offer") for all of the shares of our outstanding 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Preferred Stock"), or such lesser number shares of Preferred Stock as are validly tendered and not withdrawn prior to the expiration date of the Exchange Offer, for shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), at a rate of 4.1 shares of Common Stock for each share of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the Exchange Offer. The Exchange Offer shall subject to the terms and conditions described in the Offer to Exchange dated February 22, 2001 and the related Letter of Transmittal.

ITEM 4:  TERMS OF THE TRANSACTION

     The section of the Offer to Exchange captioned "The Exchange
Offer -- Conditions," is hereby amended by adding the following sentence to the second and third paragraphs therein.

     All conditions to this Exchange Offer, other than those subject to applicable law, shall be satisfied or waived on or before the Expiration Date.

ITEM 12.  EXHIBITS.

     Reference is hereby made to the Offer to Exchange filed as exhibit
(a)(1)(A) under item 12.

     The section of the Offer to Exchange captioned "Caution as to Forward-Looking Statements," is hereby amended by deleting the first two sentences of the first paragraph therein and replacing them with the following sentences:

     Except for historical information, matters discussed in this Offer to Exchange or statements incorporated by reference contain forward-looking statements. Forward-looking statements made in connection with this Exchange Offer do not fall within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Act of 1934 (the "Exchange Act").
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          By: /s/ JANET T. YEUNG
                                            ------------------------------------
                                            Name: Janet T. Yeung
                                              Title: Vice President, and
                                                     Assistant Secretary

Dated: March 16, 2001